S&C Draft of February 28, 2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange of 1934
(Amendment No. 3)*

América Móvil, S.A.B. de C.V.
(Name of Issuer)
L Shares, without par value
A Shares, without par value
American Depositary Shares each representing 20 L Shares
American Depository Shares each representing 20 A Shares
(Title of Class of Securities)
No CUSIP for the L Shares
No CUSIP for the A Shares
The CUSIP for the American Depositary Shares representing L Shares is 02364W105
The CUSIP for the American Depositary Shares representing A Shares is 02364W204
(CUSIP Number)
Wayne Wirtz, Esq.
AT&T Inc.
208 S. Akard St.
Dallas, Texas 75202
Telephone Number: 210-281-4105
Wayne Wirtz, Esq.
AT&T International, Inc.
208 S. Akard St.
Dallas, Texas 75202
Telephone Number: 210-281-4105
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 28, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:	For the L Shares, none. For the A Shares, none. For the American Depositary Shares representing L shares, 02364W105. For the American Depositary Shares representing A shares, 02364W204.

1.	NAME OF REPORTING PERSON AT&T Inc. (formerly known as SBC Communications Inc.)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 A Shares and 3,621,532,292 L Shares[1]

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

0 A Shares and 3,621,532,292 L Shares[1]

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 A Shares and 3,621,532,292 L Shares[2]

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0% of A Shares and 11.77% of L Shares[3]

14.	TYPE OF REPORTING PERSON

HC
1  See the Schedule 13D filed on June 20, 2008, by AT&T Inc. and AT&T International, Inc. (the “Original 13D”) as amended and supplemented through Amendment No. 2 thereto (as so amended, the “Schedule 13D”) for an explanation of the number of shares included in this amount. The amount of 3,746,692,957 set forth in footnote 1 of Amendment No. 2 to the Schedule 13D is amended to be decreased to 840,445,366 based upon (i) 27,907,571,631 L Shares outstanding, (ii) 11,712,316,330 AA Shares outstanding and (iii) 391,112,039 A Shares outstanding, each as of February 28, 2011, as reported by the Mexican Stock Exchange.
2  See the Original 13D for an explanation of the number of shares included in this amount. The amount of 3,746,692,957 set forth in footnote 2 of the Original 13D is amended to be decreased to 840,445,366 based upon the amounts set forth in footnote 1 above and upon the knowledge of the Reporting Persons derived from the Slim 13D, as amended through Amendment No. 22.
3  See the Original 13D for an explanation of the percentages included in this amount. The amount of 23.04% set forth in footnote 3 of the Original 13D is amended to be increased to 23.60%, based upon the amounts set forth in footnote 1 above and upon the knowledge of the Reporting Persons derived from the Slim 13D, as amended through Amendment No. 22.

CUSIP No.:	For the L Shares, none. For the A Shares, none. For the American Depositary Shares representing L shares, 02364W105. For the American Depositary Shares representing A shares, 02364W204.

1.	NAME OF REPORTING PERSON AT&T International, Inc. (formerly known as SBC International, Inc.)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 A Shares and 3,621,532,292 L Shares[4]

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

0 A Shares and 3,621,532,292 L Shares[4]

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 A Shares and 3,621,532,292 L Shares[5]

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0% of A Shares and 11.77% of L Shares[6]

14.	TYPE OF REPORTING PERSON

CO
4  See the Original 13D for an explanation of the number of shares included in this amount. The amount of 3,746,692,957 set forth in footnote 4 of the Original 13D is amended to be increased to 840,445,466 based upon the amounts set forth in footnote 1 above and upon the knowledge of the Reporting Persons derived from the Slim 13D, as amended through Amendment No. 22.
5  See the Original 13D for an explanation of the number of shares included in this amount. The amount of 3,746,692,957 set forth in footnote 5 of the Original 13D is amended to be increased to 840,445,466 based upon the amounts set forth in footnote 1 above and upon the knowledge of the Reporting Persons derived from the Slim 13D, as amended through Amendment No. 22.
6  See the Original 13D for an explanation of the percentages included in this amount. The amount of 23.04% set forth in footnote 6 of the Original 13D is amended to be increased to 23.60%, based upon the amounts set forth in footnote 1 above and upon the knowledge of the Reporting Persons derived from the Slim 13D, as amended through Amendment No. 22.

     This Amendment No. 3 (the “Amendment”) amends and supplements the Schedule 13D (the “Original 13D”) filed with the Securities and Exchange Commission (the “Commission”) on June 20, 2008 by AT&T Inc. (“AT&T”) and AT&T International, Inc. (“AT&TI,” and, together with AT&T, the “Reporting Persons”) as amended and supplemented through Amendment No. 2 (“Amendment No. 2”) thereto, filed with the Commission on August 2, 2010 (as so amended, the “Schedule 13D”). Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D. Information about the Control Trust is based in part on that Schedule 13D filed on behalf of Carlos Slim Helú, his family, and certain related trusts on March 8, 2001 as amended as supplemented through Amendment No. 22, filed August 6, 2010, thereto (the “Slim 13D”) and the Form 20-F filed by the Issuer on May 25, 2010 (the “20-F”). Except as expressly amended and supplemented by this Amendment, the Schedule 13D is not amended or supplemented in any respect.

Item 4.	Purpose of Transaction.
     Item 4 of the Original 13D is hereby amended and supplemented as follows:
     On February 28, 2011, the Control Trust and AT&TI terminated the Shareholders Agreement. Concurrently with that termination of the Shareholders Agreement, the Control Trust and AT&TI entered into a new shareholders agreement (the “2011 Shareholders Agreement”).
Under the terms of the 2011 Shareholders Agreement, each of the Control Trust and AT&TI agreed to vote its AA Shares in favor of eight members nominated by the Control Trust to the board of directors of Amèrica Mòvil, S.A.B. de C.V. (the “Board”) and two members nominated by AT&TI to the Board (or in similar proportion if the holders of AA Shares are unable to elect ten members of the Board). The Board will not consider or vote on any specified matter to be reviewed by the executive committee of the Issuer (the “Executive Committee”) unless the Executive Committee has made a recommendation to the Board with respect to such matter, subject to certain exceptions. The Executive Committee consists of four members, three of whom shall be appointed by the Control Trust and one of whom shall be appointed by AT&TI. The Control Trust and AT&TI have agreed, to cause the Executive Committee to use their best efforts to mutually agree upon all matters presented to the Executive Committee, and to follow certain procedures in the event they are unable to do so.
     In addition, under the 2011 Shareholders Agreement each of AT&TI and the Control Trust has granted to the other a right of first offer on any proposed transfer of AA Shares held by such party, except for transfers to certain affiliates. Upon the receipt of a notice of proposed transfer, AT&TI shall have 30 calendar days to decide whether it wishes to purchase all (but not less than all) of the AA Shares proposed to be sold by the Control Trust, up to an amount equal to the number of shares owned by AT&TI upon receipt of such transfer notice; provided that if AT&TI is prohibited by Mexican law from acquiring the AA Shares proposed to be sold by the Control Trust, AT&TI may exercise its right to purchase through a third party, trust or other legal entity legally allowed to hold AA Shares. Upon the receipt of a notice of proposed transfer, the Control Trust shall have 30 calendar days to decide whether it wishes to purchase all (but not less than all) of the AA Shares proposed to be sold by AT&TI. In the event the receiving party elects not to purchase the AA Shares offered for sale or is otherwise unable to complete the purchase of such AA Shares in accordance with the 2011 Shareholders Agreement, the notifying party shall have 180 days within which to sell such AA Shares, to a third party at the same price offered to the receiving party; provided, that the purchasing third party shall have agreed in advance to be governed by a shareholders agreement on substantially the same terms as provided for in the 2011 Shareholders Agreement. In addition to the right of first offer described above, each of the Control Trust and AT&TI has granted to the other certain drag along rights, which require the party transferring a majority of its AA Shares to a third party to include the AA Shares held by the other party in such sale. Notwithstanding any of the foregoing, under the terms of the 2011 Shareholders Agreement, either party to the 2011 Shareholders Agreement is free to convert any AA Shares held by such party into L Shares and transfer such L Shares to a third party without complying with the right of first offer and drag along right described above.

Item 5.	Interest in Securities of the Issuer.
     All changes reflected on the cover pages to this Amendment are the result of transactions reported in the Slim 13D and/or changes in outstanding shares reported by the Mexican Stock Exchange. In connection therewith, Item 5 of the Original 13D is hereby amended and supplemented as follows:
(a) Neither AT&T nor AT&TI have sold any shares of the Issuer since the filing of Amendment No. 2.
     The percentage of L Shares (including L Shares ADS) of the Issuer beneficially owned by AT&T and AT&TI is amended to be increased from 11.60% to 11.77% since the filing of Amendment No. 2.
     The number and percentage of L Shares (including L Shares ADS) beneficially owned by the Control Trust (in the event that the Control Trust is deemed to be part of a group with the Reporting Persons and to the knowledge of the Reporting Persons) are amended to be increased from 7,368,225,249 to 7,461,032,665 and 23.04% to 23.60%, respectively, since the filing of Amendment No. 2.
(b) The numbers of L Shares (including L Shares ADS) of the Issuer which, to the knowledge of the Reporting Persons, the Control Trust has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, are amended to be increased from 7,368,225,249 to 7,461,032,665, and from 7,368,225,249 to 7,461,032,665, respectively, since the filing of Amendment No. 2. Such amended numbers include 2,999,055,007 L Shares that the Control Trust reported in Amendment No. 22 it had received in the CGT Offer.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description
I	Agreement, between Banco Inbursa, S.A. Institución de Banca Múltiple, Grupo Financiero Inbursa, División Fiduciaria acting as trustee under Trust F/1046, and Banco Inbursa, S.A. Institución de Banca Múltiple, Grupo Financiero Inbursa, División Fiduciaria acting as trustee under Trust F-0126 and AT&T International, Inc., formerly called SBC International, Inc., dated February 28, 2011.

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 3 to Schedule 13D is true, complete and correct.
Dated: February 28, 2011

AT&T Inc.
By:	/s/ Forrest E. Miller
	Name:	Forrest E. Miller
	Title:	Group President — Corporate Strategy and Development
AT&T International, Inc.
By:	/s/ Timothy P. Leahy
	Name:	Timothy P. Leahy
	Title:	Senior Vice President, General Counsel and Secretary